EXHIBIT 10.33



                                  July 15, 1993




Mr. Richard M. Furlaud
35 East Dune Lane
East Hampton, N.Y.  11937

Dear Dick:

     This letter is to confirm the following arrangements for you, in consideration of your work as non-executive Chairman of American Express Company, effective February 22, 1993, and in such other applicable capacities as are determined by the Company's Board of Directors in 1993:

     - In the unlikely event that it would become necessary, you will be reimbursed for any incremental 1993 New York state and local income taxes incurred by you as a result of a change in your status from non-resident to resident because of your responsibilities and activities in New York City and State in the above-mentioned capacities. Such payment will cover both such taxes incurred and any additional amount that might be incurred as a result of additional taxes on such payment.

     - You will also be reimbursed for reasonable and customary financial planning fees with respect to 1993 and any additional amount that might be incurred as a result of additional taxes on such payment.

     - You were granted a nonqualified stock option for 30,000 shares under the Company's 1989 Long-Term Incentive Plan on May 24, 1993. Pursuant to the governing Plan and award agreement, the exercise price per share is $28.25, the fair market value on the date of grant. Please sign and return the enclosed award agreement.

     Naturally, as a Director of the Company you will continue to receive your quarterly retainer in the normal course, and regular stock option award under the 1993 Directors' Stock Option Plan as applicable each April (beginning in 1994).

                                  Very truly yours,

                                  AMERICAN EXPRESS COMPANY



                                  By:/s/ Joseph W. Keilty
                                        Joseph W. Keilty